Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following is a communication sent by Edwin Gillis, Executive Vice President and Chief Financial Officer of VERITAS Software Corporation to employees of VERITAS on April 7, 2005.

Hello Everyone:

I wanted to let you know that yesterday we filed our 2004 annual report on Form 10-K with the Securities and Exchange Commission: VERITAS Form 10-K.

As you may know, on March 31, 2005, we announced that we would be delaying the filing of our 2004 annual report beyond the March 31, 2005 extended filing date. We delayed our annual report filing in order to provide our auditors, KPMG LLP, with additional time to complete their documentation and related audit procedures in connection with the assessment of our internal control over our financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. Although much progress has been made in the past year, our financial reporting, controls and processes need to continue to be improved, particularly in relation to our manual order entry processes and our revenue analysis of multiple-element software license transactions.

Due to the delay in filing our 2004 annual report, on Tuesday, April 5, 2005, our stock began trading under the symbol VRTSE, with the “E” added to show that we have not filed our annual report and that we are out of compliance with NASDAQ rules. We are now working with NASDAQ to have the “E” removed and to have our stock trade under our normal symbol, VRTS.

For further information and details, I would encourage you to read the 2004 annual report, which contains additional information on our control processes, the material weakness that was identified and our plan for improvement.

I want to thank the Finance group, in particular the Sarbanes-Oxley compliance team, as well as the Legal and Investor Relations teams for their hard work and diligent effort to complete the Sarbanes-Oxley compliance and annual report filing process.

Regards,

Ed Gillis

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.